



SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2007
WASH, D.C.
185
SECTION

07008145

SECUR ISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BenJamin Securities, Inc.

OFFICIAL USE ONLY
7754
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 South Oyster Bay Road
(No. and Street)

Hicksville, (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louise Stelianoudakis - CPA
(Name – *if individual, state last, first, middle name*)

64 Fulton Street - Suite 703 (Address) New York (City) NY (State) 10038 (Zip Code)

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leo J. Benjamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 24th day of August 2007

Leo J Benjamin
Signature

President
Title

KAREN SCRIBNER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01SC4980534
MY COMMISSION EXPIRES APR. 2?, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2007

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 15, 2007

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2007

A S S E T S

Current assets:	
Cash and cash equivalents	$ 18,537
Marketable securities, at market value	248,387
Commissions receivable	72,787
Prepaid expenses	5,601
Total current assets	345,312
Furniture and equipment (net of accumulated depreciation of $168,892)	7,131
Security deposit	3,795
	$356,238

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expense	$ 52,292
Taxes payable	5,858
Total current liabilities	58,150
Deferred taxes on income	9,600
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	140,087
Unrealized gain on marketable securities (net of income taxes)	48,951
Total stockholders' equity	288,488
	$356,238

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2007

Revenue:	
Commissions	$ 712,905
Advisory fees	204,714
Income from investments	34,448
Postage and handling	22,819
Total revenue	974,886
Expense:	
Clearing fees	84,696
Back office charges	29,971
Commissions (Note 2)	445,356
Professional fees	20,352
Salaries	138,447
Taxes-payroll	23,703
Travel & entertainment	5,167
Insurance	55,334
Interest	2,512
Equipment rental	7,607
Automobile expense	23,774
Telephone	17,413
Rent	36,000
Advertising	216
Dues & subscriptions	5,349
Depreciation and amortization	4,584
Office expense	43,821
Contributions	808
Medical reimbursement	3,992
Internet	3,613
Repairs and maintenance	15,677
Total expenses	968,392
Income before taxes on income	6,494
Taxes on income:	
State	471
Federal	1,299
	1,770
Net income	$ 4,724

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2007

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2006	$265,170	$ 500	$ 98,950	$143,196	$ 22,524
Net income	4,724			4,724	
Unrealized gain on marketable securities	33,927				33,927
Deferred taxes	(7,500)				(7,500)
Dividend paid	(7,833)			(7,833)	
June 30, 2007	$288,488	$ 500	$ 98,950	$140,087	$ 48,951

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2007

	Increase (decrease) in cash
Cash flow from operating activities:	
Net income	$ 4,724
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	4,584
Change in assets and liabilities:	
Receivables and other assets	(20,819)
Accounts payable and accrued expense	(31,054)
Total adjustments	(47,289)
Net cash used in operating activities	(42,565)
Cash flow from investing activities:	
Purchase and sale of marketable securities - net	41,474
Purchase of equipment	(712)
Net cash from investing activities	40,762
Cash flow from financing activities:	
Dividends paid	(7,833)
Equipment loan repayments	(2,404)
Net cash used in financing activities	(10,237)
Net decrease in cash	(12,040)
Cash and cash equivalents at beginning of year	30,577
Cash and cash equivalents at end of year	$ 18,537
Supplemental disclosures of cash flow information: Cash paid during year for:	
Interest	$ 2,512

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to the officers of the company. A breakdown is as follows:

Officers' commissions	$264,132
Other salesmen	181,224
Total	$445,356

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $36,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2007, the corporation's net capital ratio was .256 to 1 and its net capital was $227,178 compared with minimum net capital required of $100,000.

SCHEDULE I

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2007

Total ownership equity from balance sheet	$288,488
Less: Non-allowable assets	16,527
Capital before haircuts	271,961
Less: Haircut on investments	44,783
Net capital	$227,178

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2007

Minimum net capital required	$ 3,877
Minimum dollar net capital requirement	$100,000
Net capital requirement (greater of above)	$100,000
Excess net capital	$127,178
Excess net capital at 1000%	$221,363

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2007

Total liabilities	$ 67,750
Less: Deferred taxes on income	9,600
Aggregate indebtedness	$ 58,150
Percentage of aggregate indebtedness to net capital	25.6%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

SCHEDULE II

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2007

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

SCHEDULE III

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2007

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$291,773	$ 57,520	$234,253	$61,071	26.0%
Additional accounts payable	(4,298)		(4,298)	4,298	
Adjustment to corporate taxes	5,971	1,617	4,354	(5,551)	
Deferred taxes on unrealized stock profits	(7,500)		(7,500)	(2,100)	
Federal unemployment insurance	(432)		(432)	432	
Reclassification	1,800	1,800			
Adjust depreciation	(94)	(94)			
Various adjustments	1,268	71	1,197		
Adjust haircut		396	(396)		
Balance per schedule I	$288,488	$ 61,310	$227,178	$58,150	25.6%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2007 and have issued my report thereon dated August 15, 2007. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2006, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 15, 2007

END